Exhibit 4.2

CYNAPSUS THERAPEUTICS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2014

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2014

The following is a discussion and analysis of the operating results and financial position of Cynapsus Therapeutics Inc. (“Cynapsus” or the “Company”) for the year ended December 31, 2014. This document should be read in conjunction with the audited financial statements and the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Additional information about the Company, including the annual financial statements and Annual Information Form for the year ended December 31, 2014, is available on the Canadian Securities Administrators’ electronic filing website at www.sedar.com.

The discussion and analysis within this Management Discussion and Analysis (“MD&A”) are as of March 16, 2015.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. The term “dollars” and the symbols “$” and “CDN$” refer to Canadian dollars and the term “U.S. dollars” and the symbol “US$” refer to United States dollars.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this MD&A constitute forward-looking statements within the meaning of applicable Canadian securities legislation, including but not limited to, statements about the Company’s business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements the Company makes regarding the following matters are forward-looking by their nature:

•	the Company’s plan to submit a Section 505(b)(2) New Drug Application (“NDA”) in 2016;

•	the Company’s expectation that APL-130277 will be able to follow the regulatory pathway set forth in Section 505(b)(2) of the United States Federal Food, Drug and Cosmetic Act (“FFDCA”);

•	the Company’s belief that APL-130277 can achieve United States Food and Drug Administration (“FDA”) approval through efficacy trials;

•	the expected timing and results of the Company’s upcoming Phase 3 clinical trials and studies;

•	the expected completion of pivotal studies in advance of submitting a Section 505(b)(2) NDA in 2016;

•	the Company’s expectation that one or more contract research organizations (“CROs”) in the U.S., Europe or Asia will be selected to assist in the management of the Company’s Phase 3 clinical trials;

•	the Company’s expectation that the Parkinson’s disease (“PD”) drug market will grow significantly over the next few decades;

•	the Company’s belief that there is an unmet medical need and market opportunity for APL-130277;

•	the Company’s belief that neurologists and movement order specialists will value the APL-130277 product and use it to treat OFF episodes in PD patients;

•	the Company’s belief that APL-130277 may be readily accepted by payors and reimbursed at price levels at or near the level at which apomorphine injection is currently reimbursed;

•	the Company’s expectations regarding future capital needs and funding requirements;

•	the Company’s expectation that longer-term revenues and profits will be generated from the commercialization of pharmaceutical products;

•	the Company’s ability to successfully develop APL-130277; and

•	the Company’s ability to protect its intellectual property.

While considered reasonable by management, forward looking statements are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events. These risk factors and others are discussed in this MD&A. Certain of these risks are:

•	the impact of general economic conditions in the countries in which the Company does business;

•	conditions in the capital markets and the Company’s ability to obtain financing;

•	fluctuations in foreign exchange or interest rates;

•	availability and pricing of pharmaceutical ingredients;

•	the effect of, or change in, environmental and other governmental regulations;

•	uncertainty relating to labour relations;

•	the availability of qualified personnel;

•	potential legal proceedings;

•	the effects of competition;

•	the risk of climate change or natural disasters, all of which are beyond the Company’s control; and

•	the risks associated with cybersecurity.

The preceding lists are not intended to be an exhaustive list of all of the Company’s forward-looking statements. The forward-looking statements are based on the Company’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to the Company. These statements are only predictions based upon the Company’s current expectations and projections about future events. There are important factors that could cause the Company’s actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks disclosed under the heading “Risk Factors” in the Company’s Annual Information Form dated March 16, 2015, under the heading “Risk Factors” in this “Management Discussion and Analysis” for the year ended December 31, 2014, and its other filings with the various Canadian securities regulators, which are available online at www.sedar.com.

You should not place undue reliance on forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, the Company undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this document, to conform these statements to actual results or to changes in the Company’s expectations.

MANAGEMENT’S DISCUSSION AND ANALYSIS – Table of Contents

1.	Company Profile		5

	–	Overview	5

	–	Current Treatments for Parkinson’s Disease	6

	–	Types of OFF Episodes	6

	–	Apomorphine and APL-130277	7

	–	APL-130277 Clinical Data	8

	–	APL-130277 Clinical and Regulatory Plan	10

2.	Annual Overview – 2014		11

	–	Selected Annual Financial Information	11

	–	Organizational Changes	11

	–	$25 Million Short Form Prospectus Offering	12

	–	Research Grant from The Michael J. Fox Foundation	12

	–	Appointment of Ernst & Young LLP as Auditor	13

	–	Uplisting to the Toronto Stock Exchange	13

	–	Canadian Dollar	13

3.	Review of Operating Results - Annual		14

4.	Summary of Quarterly Results		17

5.	Liquidity and Capital Resources		19

6.	Share Capital		22

7.	Significant Accounting Judgments, Estimates and Assumptions		23

8.	Financial Risk Management		24

9.	Governance and Management Systems		26

10.	Key Objectives for 2015		27

11.	Risk Factors		28

12.	Disclosure Controls and Internal Control over Financial Reporting		42

13.	Additional Information		42

1.	COMPANY PROFILE

Overview

Cynapsus is a specialty pharmaceutical company developing a sublingual thin filmstrip for the management of OFF episodes associated with Parkinson’s disease. Cynapsus’ drug candidate, APL-130277, currently in late-stage clinical development, is an easy-to-use, fast-acting, novel formulation of apomorphine, which is the only approved drug (in the United States, Europe, Japan and other countries) to allow patients to manage OFF episodes. Cynapsus anticipates initiating pivotal studies in Q2 2015 to support a 505(b)(2) NDA expected to be submitted in 2016.

PD is a chronic, progressive, neurodegenerative disease that results from the death of neurons in the region of the brain that controls movement. This degeneration creates a shortage of an important brain signalling chemical, or neurotransmitter, known as dopamine, rendering patients unable to initiate movements in a normal manner. PD is characterized by a number of motor symptoms, including tremors, rigidity (stiffness), slowness of movement, impaired balance and walking, as well as significant non-motor disturbances, including mood disorders, sleep impairment, fatigue, bowel and bladder dysfunction and dementia. The severity of PD symptoms progressively worsens over time. The cause of PD remains undetermined, and there is currently no disease modifying therapy.

OFF episodes are periods of time during which PD symptoms re-emerge despite taking PD medicines. OFF episodes are considered one of the greatest unmet medical needs facing PD patients. When OFF, the patient is unable to perform simple daily tasks such as eating, bathing and dressing. As PD progresses, patients are often forced to leave the workforce early and become increasingly dependent on care-givers. Current medications only control the disease’s symptoms with most drugs becoming less effective over time with disease progression.

More than 1 million people in the U.S. and an estimated 4 to 6 million people globally suffer from PD with prevalence increasing with the aging of the population. In general, 50% of PD patients experience OFF episodes within five years after initiating levodopa therapy, increasing to almost 100% of patients after 10 years. It is estimated that up to one half of all people with PD experience OFF episodes at least once daily and up to six times daily, with each episode lasting between 30 and 120 minutes.

To date, Cynapsus has studied approximately 110 subjects / patients in five clinical trials, with the most recent result being the CTH-105 Phase 2 clinical trial which met both the primary and secondary endpoints. In CTH-105, 19 PD patients completed a dosing titration regimen with APL-130277. Out of 19 patients, 15 converted from OFF to ON with clinically meaningful improvement in motor control in as early as 10 minutes after administration of APL-130277 and lasting in excess of 90 minutes. The CTH-105 Phase 2 clinical trial results showed the APL-130277 treatment was safe and well-tolerated, with no local irritation, rare symptomatic postural hypotension, a low number of nausea events and no discontinuation due to adverse events (“AEs”).

The Company expects to initiate Phase 3 clinical trials in 2015, which will be of longer duration and with larger patient numbers to confirm the efficacy and safety of APL-130277. The details of these studies will form the basis for the registration package necessary to support a Section 505(b)(2) NDA with the FDA expected to be submitted in 2016.

Current Treatments for Parkinson’s Disease

Currently, there are several approaches to the treatment of PD: dopamine receptor stimulation, dopamine replacement, and drugs that inhibit the breakdown of dopamine. Dopamine stimulation strategies, referred to as dopamine agonists, seek to stimulate the dopamine receptor in place of naturally released dopamine. Dopamine replacement strategies are designed to supplement normally produced levels of dopamine. This is accomplished through the use of levodopa, a dopamine prodrug which is broken down in the body to produce dopamine, the natural neurotransmitter involved in motor function. Drugs that inhibit the breakdown of dopamine include catechol-o-methyl-transferase (“COMT”) inhibitors, and monoamine oxidase Type B (“MAO-B”) inhibitors. In addition, neurosurgery, brain stimulation devices, intrajejunal levodopa or cell implants, are reserved for severe PD patients that no longer respond to pharmacotherapy.

Existing therapeutic approaches have a number of limitations. Dopamine replacement is the leading therapy for the treatment of PD. Levodopa’s effectiveness is hampered by its low water-solubility, short half-life and erratic gastric emptying in PD patients. Dopamine agonists are less efficacious than levodopa and may be limited by side effects. COMT inhibitors and MAO-B inhibitors are limited in their effect due to the reduced levels of dopamine in the brain of the patient.

Notwithstanding the limitations, the combination of levodopa and carbidopa, the latter being a peripheral dopadecarboxylase inhibitor, is the current standard of care for PD patients. Unstable levodopa levels in the blood and brain due to the short half-life and erratic gastric emptying are believed to lead to variable, unpredictable efficacy and dyskinesia and motor and non-motor fluctuations. Fluctuations in plasma levodopa levels are often cited as one of the key factors leading to motor complications and a narrow therapeutic window as the disease progresses. This results in refraction, a condition where the drug becomes less effective over time (lesser activity and shorter duration of action). To overcome this effect, patients often supplement their dose of levodopa with more levodopa, in hopes of achieving efficacy, which may further exacerbate the development of motor complications, only to potentially further exacerbate the refraction problem. As a result, PD patients increasingly experience periods without the ability to move regardless of the amount of drug consumed (i.e. OFF time). In addition to increasing the frequency of levodopa, OFF episodes can be managed by the addition of dopamine agonists, COMT inhibitors and MAO-B inhibitors. Although these concomitant medications can reduce daily OFF time by around one hour, PD patients continue to suffer from hours of daily OFF time, necessitating the need for additional therapy to address OFF episodes.

Types of OFF Episodes

OFF episodes are thought to occur when brain dopamine levels fall below a critical threshold to sustain relatively normal motor function, or ON. OFF episodes may develop at any point after onset of symptomatic PD. There are four main types of OFF episodes:

(1)	End of dose wearing off episodes are the most common OFF. With PD progression, levodopa’s effect decreases in duration. There eventually comes a time at which levodopa is not fully effective between doses, and causes a patient to go OFF ahead of his/her next dose. The frequency of dosing of levodopa can be increased to minimize the effect of wearing off. Also, COMT inhibitors or MAO-B inhibitors can be added to the patient’s treatment regimen to prolong the effectiveness of levodopa doses. Patients, however, eventually develop problems as a result of the frequent levodopa dosing that limits the manipulation of dosing regimens.

(2)

Morning OFF episodes, or morning akinesia, are also related to end of dose wearing off. Patients will take their last dose of dopaminergic drugs late in the evening prior to retiring for the night. After a full night, the patient has little or no dopaminergic drugs left in the brain. As a result, the patient is OFF and also has only a small reserve dopaminergic stimulation. This results in a significant delay in the response to the first morning dose of PD medications. Morning akinesia is one of the most difficult OFFs to convert to ON.

(3)	Delayed ON or dose failure sometimes coincide with other OFF episodes but may occur alone. The patient takes a dose of levodopa, but does not achieve ON in the usual time frame. To the patient, it appears that the dose has not worked. The gut also contains dopaminergic neurons that can become depleted of dopamine. In this case, the gut fails to function appropriately, resulting in poor or no absorption of the dose. To have the dose absorbed, a sufficient dose of dopaminergic drug delivered by some route that does not include the gut is required. Dose failure is also a difficult OFF to convert to ON, and does not respond to adjunctive PD medications.

(4)	Unpredictable OFF episodes occur randomly. These OFF episodes occur without warning and at times when they would not be expected. The goal of levodopa therapy is to maintain a constant blood level of levodopa that is expected to result in a constant supply of levodopa to the brain and therefore a constant level of dopamine and dopaminergic stimulation. However, the brain does not use dopamine at a constant rate. Changes in activity level or changes in mood such as agitation or anxiety results in increased use of dopamine. The brain then runs down the reserves of dopamine and time is required to rebuild that dopamine deficit.

Ultimately, all the types of OFF are similar in that they are due to a lack of dopamine in the brain. However, the cause of the dopamine deficit influences the treatment of the OFF.

Apomorphine and APL-130277

Since the 1960’s, apomorphine hydrochloride has been known to be effective in treating PD symptoms. An injectable form of apomorphine hydrochloride was developed in the 1990’s to treat mid-to-late stage PD patients suffering from motor fluctuations, and is known to be efficacious, safe and well-tolerated.

Apomorphine by injection is the only approved form of apomorphine hydrochloride, and it is sold in approximately 40 markets worldwide. Apomorphine is currently marketed as a hydrochloride injection in the U.S. under the trade name Apokyn®, and outside the U.S. as ApoGo, ApokinON or Apomin. Apomorphine is the most potent of all the dopamine agonists, and has similar efficacy to levodopa. Phase 3 data for Apokyn® demonstrated a 17 point Unified Parkinson’s Disease Rating Scale Part III (“UPDRS III”) improvement compared to placebo at 20 minutes for PD patients presenting in a morning OFF state. It is the fastest acting of all PD medications and the only dopamine agonist that can be used as an acute treatment. It has higher affinity for D1 and D2 receptors compared to D3 receptors, decreasing the likelihood of D3-receptor-related impulse control disorders. Incidence of dopaminergic adverse events (i.e., nausea, orthostatic hypotension) is similar to other dopamine agonists.

In 2004, Apokyn® was granted orphan drug status under the United States Orphan Drug Act. In April 2011, the orphan drug status expired.

Since the early 1990’s, several groups have attempted to reformulate apomorphine to avoid the injection route. These included primarily unsuccessful attempts to develop drug products delivered via nasal, inhaled, sublingual tablet and transdermal routes. Apomorphine cannot be formulated for oral ingestion because swallowing results in almost complete inaction as a result of liver metabolism. As almost all of these developments occurred prior to Apokyn® approval in 2004, they were new drug product developments and required full Phase 3 clinical trials to obtain regulatory approval. More recent sublingual, nasal and inhaled developments, including APL-130277, can take advantage of an approval pathway that benefits from prior approval and the known efficacy and safety record of Apokyn®.

To remain stable for extended periods of time, apomorphine must be formulated in a highly acidic form. In most cases, where the drug has been delivered either by injection, nasally or sublingually, clinicians have observed irritation. Cynapsus believes that irritation resulting from absorption of the drug is related to its highly acidic state. During absorption into the blood stream, the acidic excipients are released causing a lowering of the local pH and irritation. After repeat administration, this results in what is essentially a chemical (acid) burn.

Cynapsus’ drug candidate, APL-130277, is an easy-to-administer, fast-acting formulation of apomorphine. APL-130277 is a bilayer film designed to facilitate the delivery of the drug through the oral mucosal route under the tongue. In this thin film format, the strip dissolves in saliva maintaining “normal”, near physiological pH during absorption, thus obviating any issues with irritation. APL-132077 is being developed under Section 505(b)(2) of the FFDCA, with FDA approval to be obtained by demonstrating efficacy with patients that are similar to those patients for whom treatment is intended.

APL-130277 Clinical Data

Pharmacokinetic (“PK”) studies in healthy volunteers demonstrated that APL-130277 can achieve meaningful and sustained plasma concentration. CTH-103, a PK study in healthy volunteers who crossed over from APL-130277 to subcutaneous (“SC”) apomorphine, demonstrated a similar PK profile compared to SC apomorphine. APL-130277 had a lower maximum concentration of drug achieved in the plasma after administration (“Cmax”) and a more rounded peak, suggesting a lower risk of peak-dose dopaminergic AEs. This was corroborated by an increase in frequency and severity of dopaminergic AEs when subjects crossed-over from APL-130277 to SC apomorphine.

On November 19, 2014, Cynapsus announced positive top-line results from its CTH-105 Phase 2 study of APL-130277. The following contains additional information and analysis regarding the final data from the CTH-105 study.

In the CTH-105 Phase 2 open-label multicenter study, APL-130277 was assessed in 19 patients with PD who experienced the debilitating effects of OFF episodes, with a total duration of OFF of at least two hours daily. All 19 patients in the study who were historically responsive to levodopa, had a predictable OFF episode achieved by having them take their last dose of levodopa and other PD medications no later than 10 p.m. the night prior to coming into the clinic. Patients were not allowed to take their first dose of levodopa and other PD medications in the morning, resulting in a morning OFF state, which is one of the most difficult to convert and maintain in an ON state. Patients were then given escalating doses of APL-130277, starting at 10 mg up to 30 mg in 5 mg increments, until a full ON was achieved, as documented by study staff, the patient and a clinician assessment. Patients could be dosed up to two times a day over three days. The UPDRS III score was measured pre-dose and at 15, 30, 45, 60 and 90 minutes after APL-130277 administration. Those patients who converted from OFF to full ON subsequently received the same dose of APL-130277 to confirm the effect.

The UPDRS III is a widely-used scale that combines a clinician’s evaluation on a 5-point scale of several motor functions, including movement, speech, tremor, posture and gait. UPDRS III is commonly used as the primary endpoint in clinical trials evaluating the efficacy of PD treatments. CTH-105 utilized the newer version of this scale, the Movement Disorders Society (MDS) UPDRS III, which is nearly identical to the older version.

Efficacy analyses consisted of three populations: (1) modified intent to treat (“ITT”) population, which included all 19 subjects dosed; (2) per protocol (“PP”) population, which included the 15 patients with no dosing protocol deviations; and (3) Responder population, which included those patients achieving a full ON response following dosing with APL-130177. The primary efficacy endpoint was the percentage of patients that turned ON following APL-130277 administration. In the ITT population, 15 of 19 patients dosed achieved a clinically meaningful, full ON following APL-130277 administration. All 15 turned ON within 30 minutes of dosing and six turned ON within 15 minutes. 13 of the 15 remained ON for at least 30 minutes and nine remained ON for at least 60 minutes, with a mean ON of over 50 minutes. The mean time to full ON as reported by study staff was 22 minutes. All five doses of APL-130277 used in the study (10, 15, 20, 25 and 30 mg) converted patients from the OFF state to a full ON state. Over half of the patients needed the lowest two doses (10 and 15 mg) and 80% used 20 mg or less. The mean dose required to convert patients to ON was 18.4 mg. Two of the patients who did not turn ON following APL-130277 administration were dosed incorrectly (i.e., were told to swallow the strip immediately instead of dissolve sublingually), while the other two were dosed up to the maximum dose of 30 mg, suggesting a higher apomorphine dose may be needed.

The secondary efficacy endpoint was the mean change in UPDRS III from pre-dose to 15, 30, 45, 60 and 90 minutes after dosing. The mean baseline UPDRS III in an OFF state was 41.4. All analysis populations demonstrated a large, clinically meaningful change in UPDRS III at all time points studied, with a maximum change of 15 points for the ITT population and 17.3 points for the Responder population. Additionally, the percent change in UPDRS III was approximately 30% or greater at all time points, with a maximum percent change of 35.6% for the ITT population and 41.4% for the Responder population. Mean percentage change of approximately 30% is considered a clinically meaningful level at which point patients turn ON. The onset of a clinically meaningful improvement was seen in as early as 10 minutes and lasted up to 90 minutes, the last time point measured in this study.

The graph below shows the mean change from baseline in UPDRS III for three analysis sets.

Mean Change in UPDRS III from Pre-dose Over Study Period

In the CTH-105 study, a total of 77 doses of APL-130277 were administered to the 19 patients who completed dosing. Treatment with APL-130277 was safe and well-tolerated by all of the patients in the study. Nausea was reported by four patients at doses of 10 mg, 15 mg and 20 mg. One of those patients also experienced a mild episode of emesis. There were no reports of nausea at higher doses by any of the patients in the study. There were no reports of local irritation, and only one patient experienced symptomatic hypotension in the study. There were no related serious adverse events and no subjects discontinued due to an adverse event.

APL-130277 Clinical and Regulatory Plan

On February 4, 2015, Cynapsus held its End-of-Phase 2 meeting with the FDA. For development of APL-130277 in the United States, Cynapsus will follow section 505(b)(2) of the FFDCA. Specifically, Cynapsus is pursuing a novel formulation of apomorphine that is a convenient, tolerable and safe sublingual thin filmstrip. The drug substance (apomorphine) is identical to the active pharmaceutical ingredient (“API”) in the FDA approved SC injection, Apokyn®. APL-130277 is being developed as an adjunctive therapy for the on-demand management of OFF episodes (i.e., predictable wearing OFF, morning akinesia (or morning OFF), delayed ON (or dose failure), and unpredictable OFF) in patients with PD, similar to the description of usage in the FDA approved Apokyn® label.

The 505(b)(2) regulatory pathway will require Cynapsus to provide statistically significant clinical evidence that PD patients experience resolution of their OFF episodes as a result of delivery of apomorphine via the sublingual thin filmstrip route.

To achieve this, Cynapsus currently plans to complete the following clinical studies:

•	CTH-200 Bridging Study. A single-dose, crossover comparative bioavailability and PK study in healthy volunteers. This study is designed to allow Cynapsus to use the safety and efficacy data for the Reference Listed Drug (“RLD”) (Apokyn®) in its NDA submission to the FDA. This study is planned to start in Q2 2015.

•	CTH-300 Efficacy Study. A double-blind, placebo-controlled, parallel-design study with an estimated 126 PD patients who have at least one OFF episode every 24 hours, with total OFF time of at least two hours per day. The objective is to evaluate the efficacy and safety of APL-130277 versus placebo in patients with PD over a 12 week period. The primary end point will be the mean change in the UPDRS III score at 30 minutes after dosing. This study is planned to start in Q2 2015.

•	CTH-301 Safety Study. A long-term open-label, single arm safety study in PD patients who have at least one OFF episode every 24 hours, with total OFF time of at least two hours per day. The objective is to evaluate the safety and tolerability of APL-130277 in patients with PD over a six-month period. An estimated 226 patients will be enrolled, including up to 126 who had been enrolled in the CTH-300 efficacy study and rolled over to this study, plus an additional 100 new patients. This study is planned to start in Q3 2015.

In parallel to these studies, Cynapsus will be performing the necessary scale-up, process validation and stability as part of the Chemistry, Manufacturing and Controls (“CMC”) requirements for the filing of the NDA. All development will be performed according to current Good Manufacturing Practices (“cGMP”) methodology.

Upon completion of the efficacy and safety studies, as well as the CMC section, Cynapsus intends to prepare and submit a 505(b)(2) NDA to the FDA in 2016.

2.	ANNUAL OVERVIEW – 2014

Selected Annual Financial Information

The following information has been prepared in accordance with IFRS in Canadian dollars.

FINANCIAL INFORMATION (IN DOLLARS):

For the years ended December 31:

	2014	2013	2012
Total assets	18,551,000	3,149,000	1,169,000
Research and development	6,193,000	1,661,000	815,000
Operating, general and administrative	5,006,000	2,821,000	1,373,000
Other	(380,000)	(49,000)	876,000
Net loss	10,819,000	4,433,000	3,064,000
Loss per share (basic and diluted)	0.16	0.13	0.22

The change in reported results during these periods resulted primarily from the following factors and related activity:

•	In August 2012, the Company was awarded a US$947,925 grant from The Michael J. Fox Foundation (the “MJFF”), providing financial support and scientific credibility;

•	In March 2013, the Company completed a $7.3 million short form prospectus offering, exchanged $4 million of debentures for equity, and completed a 10:1 share consolidation;

•	In January 2014 to March 2014, the Company successfully completed the CTH-103 and CTH-104 studies of APL-130277 in healthy volunteers;

•	In April 2014, the Company completed a $25 million short form prospectus offering in Canada;

•	In July 2014, the Company was awarded a second grant from the MJFF for US$500,000; and

•	In November 2014, the Company successfully completed the CTH-105 Phase 2 Study in PD patients.

Organizational Changes

On February 13, 2014, Nan Hutchinson was appointed to the Board of Directors of the Company (the “Board”). Mrs. Hutchinson has more than twenty-five years of pharmaceutical experience spanning all aspects of commercialization, including strategic planning, marketing, business development, sales leadership, talent identification and development. Previously she was the Senior Vice President of Marketing and Sales for URL Pharma, a privately held pharmaceutical company, helping transform the commercial organization and leading to the acquisition by Takeda Pharmaceutical. Prior to URL Pharma, Nan was Senior Vice President of Marketing at Bristol Myers Squibb where she ran a $2 billion multi-asset portfolio and had worldwide P&L responsibility in the Global Group.

On October 7, 2014, Cynapsus appointed Thierry Bilbault, Ph.D., Chief Scientific Officer and Executive Vice President of Chemistry, Manufacturing and Controls. Dr. Bilbault replaced Nathan Bryson who had been Chief Scientific Officer since May 2009. Dr. Bilbault is a global pharmaceutical development and manufacturing operations leader with more than 20 years of experience in the evaluation, development, partnering, transfer and manufacturing of API and drugs (Rx, Generics, OTC and OTC Switches) and medical device products. He has been involved with bringing more than 50 products to market, including over 10 U.S. NDAs. Dr. Bilbault joined Cynapsus from Galderma Pharma S.A., where he was a Technical and Industrial Development Director. Prior to Galderma, he served as Vice President New Technology and Product Innovation at Novartis, and held several product development leadership roles at Pfizer and Alcon Laboratories.

On November 24, 2014, Cynapsus appointed Dr. Jordan Dubow as Vice President, Medical Affairs. He is a board certified neurologist with fellowship training in movement disorders and vascular neurology. Prior to this role, Jordan was Medical Director, Neuroscience Clinical Development at Abbvie/Abbott, where he served as the Clinical Lead for Duodopa/Duopa, and most notably helped achieve regulatory approval in the U.S. and Canada. He has over eight years of clinical trials experience in academia and the pharmaceutical industry in both late-stage and early-stage drug development in Parkinson’s disease, Alzheimer’s disease and multiple sclerosis. Dr. Dubow earned his Doctor of Medicine at Northwestern University Feinberg School of Medicine and completed his internal medicine internship, neurology residency and fellowships at the University of California, Los Angeles, Northwestern University and the Weill Cornell Medical College. Dr. Dubow has also run a Movement Disorders Center in the Chicago area and was a Staff Neurologist in academia. He has numerous peer-reviewed publications in movement disorders and stroke.

On March 12, 2015, subsequent to the end of the 2014, Cynapsus appointed Tamar Howson to the Board of Directors. Ms. Howson is a seasoned business development executive within the pharmaceutical industry, having formerly served as Senior Vice President at both Bristol-Myers Squibb and SmithKline Beecham. Ms. Howson currently serves as a business development and strategy consultant to biopharmaceutical companies and she also serves as a director at Actavis, Oxigene Pharmaceuticals, Cardax and Organovo. She has formerly served as a director at several biotechnology companies, including Ariad, Idenix Pharmaceuticals, NPS Pharmaceuticals, SkyePharma and Warner Chilcott.

$25 Million Short Form Prospectus Offering

On April 15, 2014, Cynapsus completed a short form prospectus offering (the “Offering”) of units (“Units”) for the maximum aggregate gross proceeds of $25 million. Cynapsus is using the net proceeds from the Offering to complete the U.S. clinical development of APL-130277. Pursuant to the Offering, the Company issued an aggregate of 38,461,538 Units at a price of $0.65 per Unit for gross proceeds of $25 million. Each Unit consists of one common share (a “Common Share”) in the capital of the Company and one share purchase warrant of the Company. Each warrant entitles the holder to purchase one Common Share (a “Warrant Share”) at a price equal to $0.81 per Warrant Share for a period of 60 months after the closing of the Offering, except that, subject to certain exceptions, the warrants will be cancelled if they are not exercised within 30 days after written notice from the Company that the closing price of its Common Shares on the principal stock exchange of the Company has been $1.95 per Common Share or more for 20 consecutive trading days.

Research Grant from the MJFF

On July 8, 2014, Cynapsus was awarded a new grant of US$500,000 from the MJFF for Parkinson’s Research to support clinical studies to develop APL-130277. This second MJFF grant has been used to fund the Company’s CTH-105 clinical study. This study and future trials of APL-130277 will be listed on Fox Trial Finder, an online tool from the MJFF matching interested research volunteers with recruiting clinical studies.

Appointment of Ernst & Young LLP as Auditor

On September 19, 2014, the Board appointed Ernst & Young LLP as auditor for the Company, effective September 19, 2014 until the close of the Company’s next Annual General Meeting. McGovern, Hurley, Cunningham, LLP (the “Former Auditor”) resigned at the request of the Company. There were no reservations in the Former Auditor’s reports in connection with the fiscal years ended 2012 and 2013 or for any period subsequent to the most recently-completed period for which an audit report was issued by the Former Auditor and preceding the date of the Former Auditor’s resignation. There are no reportable events between Cynapsus and the Former Auditor as defined in National Instrument 51-102 – Continuous Disclosure Obligations.

Up-listing to Toronto Stock Exchange

On November 28, 2014, Cynapsus’ Common Shares commenced trading on the Toronto Stock Exchange (“TSX”) with its Common Shares ceasing to trade on the TSX Venture Exchange concurrently. The Company’s Common Shares continue to trade under the symbol “CTH.”

Canadian Dollar

The table below illustrates the movement of the US$/CDN$ average spot rate over the past two years:

	2014				2013
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Average Bank of Canada noon spot rate	0.881	0.918	0.917	0.906	0.953	0.963	0.977	0.992
Quarter End Closing Bank of Canada noon spot rate	0.862	0.892	0.937	0.905	0.940	0.972	0.951	0.985
Foreign exchange gain (loss) on working capital balances, included in other expenses	437,143	644,660	(367,327)	(22,898)	(16,731)	(6,415)	(11,136)	(10,238)

The Canadian dollar weakened significantly in 2014 and traded below par against the U.S. dollar. Since the Company holds significant cash balances in its U.S. dollar account, the US$/CDN$ exchange rate movement in 2014 compared to 2013 resulted in a positive variance of $736,000 on net loss.

3.	REVIEW OF OPERATING RESULTS - ANNUAL

Loss and Loss Per Share

For the year ended December 31, 2014

	2014 ($)	2013 ($)	$ change in 2014	% change in 2014
Loss	10,818,587	4,433,287	6,385,300	144.0
Basic and diluted loss per share	0.16	0.13	0.03	23.1

Net loss for the year ended December 31, 2014 exceeded the loss for the year ended December 31, 2013 due mainly to higher research and development program costs related to the APL-130277 program, higher personnel costs with the number of staff increasing from 8 to 17 people, higher professional fees, investor relations and shareholder relations costs, and higher share-based compensation expenses.

Basic loss per share is calculated using the weighted average number of shares outstanding during the year. There were no dilutive shares due to the losses incurred.

The weighted average number of shares outstanding for the year ended December 31, 2014 was 67,710,167 (2013 – 34,672,871).

Research and Development (“R&D”)

For the year ended December 31, 2014

	2014 ($)	2013 ($)	$ change in 2014	% change in 2014
Salaries, benefits and bonuses	685,487	83,509	601,978	720.9
Other R&D	5,507,680	1,578,314	3,929,366	248.9
Total R&D	6,193,167	1,661,823	4,531,344	272.7

The increase in R&D expense for the year ended December 31, 2014 compared to December 31, 2013 was primarily attributed to higher costs associated with the APL-130277 program. Following the closing of the $25 million financing in April 2014, increases included expenditures on hiring new staff, consulting, formulation development, analytics, toxicology, and API related to clinical studies and scale-up CMC work for APL-130277.

Operating, General and Administrative (“OG&A”)

For the year ended December 31, 2014

	2014 ($)	2013 ($)	$ change in 2014	% change in 2014
Salaries, benefits, bonuses and board fees	1,707,238	1,266,111	441,127	34.8
Other OG&A	3,298,863	1,554,824	1,744,039	1.12
Total OG&A	5,006,101	2,820,935	2,185,166	77.4

OG&A costs for the year ended December 31, 2014 were higher than the comparable year due mainly to increases in salaries and benefits associated with the hiring of new staff, investor and public relations activities, professional, legal and listing fees incurred in connection with the Company’s uplisting to the TSX, increases in employee base salaries, and travel costs. In addition, there were consulting fees associated with commercial assessments and studies of APL-130277 during the year ended December 31, 2014.

Other Expenses (Recoveries)

For the year ended December 31, 2014

	2014 ($)	2013 ($)	$ change in 2014	% change in 2014
Share-based payments	975,627	516,274	459,353	89.0
Amortization of intangible assets	58,986	58,986	—	—
Depreciation of property, plant and equipment	16,131	2,050	14,081	686.9
Foreign exchange (gain) loss	(691,578)	44,520	(736,098)	(1,653.4)
Recovery on scientific research	(91,717)	(44,232)	(47,485)	107.4
Research grant	(694,628)	(424,187)	(270,441)	63.8
Other income	—	(2,200)	2,200	100.0
Severance and prior years’ bonuses	—	762,103	(762,103)	(100.0)
Debenture accretion and interest costs	—	187,975	(187,975)	(100.0)
Gain on debenture exchange	—	(1,153,000)	1,153,000	(100.0)
Loss on disposal of property, plant and equipment	—	1,325	(1,325)	(100.0)
Loss on impairment of intangible asset	94,449	—	94,449	—
Other interest (income) expense and related charges	(47,951)	915	(48,866)	(5,340.5)

There were several one-time transactions that occurred during the year ended December 31, 2013, which did not recur during the year ended December 31, 2014. Primarily, on March 1, 2013, debentures were exchanged for Common Shares and warrants, resulting in a gain of $1,153,000, and the elimination of further accretion and interest expenses associated with the debentures. The gain on the exchange of debentures for Common Shares and warrants was recorded due to the $4,030,244 carrying value of debt instruments extinguished exceeding the fair value of the Common Shares and warrants issued in exchange. In addition, specific severance and bonus accruals that were triggered upon completion of the March 2013 short form prospectus offering did not recur in 2014.

Foreign exchange gains for the year ended December 31, 2014 were higher than the year ended December 31, 2013 due to unrealized gains on significantly higher U.S. dollar cash balances on hand at December 31, 2014, combined with a strengthening of the U.S. dollar, compared to December 31, 2013. As at December 31, 2014, the Company had cash of $12,370,423 in U.S. dollars, compared to $253,050 at December 31, 2013.

Research grants for the year ended December 31, 2014 consist of amounts relating to previously deferred receipts from the first MJFF grant in addition to amounts received in 2014 relating to the second MJFF grant, and were recognized in accordance with the Company’s accounting policies.

During the year ended December 31, 2014, the Company recognized an impairment loss on an intangible asset. The Company had previously licensed to another research and development company patented technologies associated with the Company’s previous drug development candidate. On December 31, 2014, due to an investor presentation issued by the licensee emphasising a different product line in their development pipeline, and not showing any progress on the licensed project, the Company reviewed the carrying value of the intangible asset for potential impairment. The Company determined that there are no expected future cash flows attributable to this asset and recorded an impairment charge of $94,449 to write down the carrying value of the intangible asset to zero.

Income Taxes

Management uses estimates when determining deferred income taxes. These estimates are used to determine the recoverability of tax loss carry forward amounts, research and development expenditures and investment tax credits. Significant judgment is required regarding future profitability of the Company to be able to recognize deferred taxes. Changes in market conditions, changes in tax legislation, patent challenges and other factors, including the approval or launch of generic versions of the Company’s products, could adversely affect the ongoing value of deferred taxes. The carrying amount of deferred income tax assets is reassessed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to utilize all or part of the deferred income tax assets. Unrecognized deferred income tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that there will be sufficient taxable profits to allow all or part of the asset to be recovered.

The Company had approximately $26,316,000 of non-capital losses as at December 31, 2014, which under certain circumstances can be used to reduce the taxable income of future years. The Company currently has not recognized any deferred income tax assets with respect to these balances.

4.	SUMMARY OF QUARTERLY RESULTS

FINANCIAL INFORMATION (IN DOLLARS):

(Numbers rounded to the nearest thousands)

For the year ended December 31, 2014

	Q1($)	Q2($)	Q3($)	Q4($)	2014 Total ($)
Total assets	2,398,000	21,540,000	20,397,000	18,551,000	18,551,000
R&D	449,000	1,164,000	1,247,000	3,333,000	6,193,000
OG&A	958,000	894,000	1,006,000	2,148,000	5,006,000
Other operating expenses	45,000	775,000	(436,000)	(22,000)	363,000
Research grant	(240,000)	—	(112,000)	(343,000)	(695,000)
Other interest income and related charges	(2,000)	(17,000)	(13,000)	(16,000)	(48,000)
Loss and comprehensive loss	1,210,000	2,816,000	1,692,000	5,100,000	10,819,000
Loss per share (basic and diluted)	0.03	0.04	0.02	0.07	0.16

For the year ended December 31, 2013

	Corrected Q1($)	Q2($)	Q3($)	Q4($)	2013 Total ($)
Total assets	7,002,000	5,383,000	4,301,000	3,149,000
R&D	143,000	169,000	404,000	946,000	1,662,000
OG&A	390,000	661,000	737,000	1,033,000	2,821,000
Other operating expenses	144,000	231,000	117,000	85,000	577,000
Research grant	(121,000)	(91,000)	—	(212,000)	(424,000)
Other income	(2,000)	—	—	—	(2,000)
Severance and prior years’ bonuses	762,000	—	—	—	762,000
Debenture accretion and interest costs	188,000	—	—	—	188,000
(Gain) on debentures exchange*	(1,153,000)	—	—	—	(1,153,000)
Loss on disposal of equipment	—	1,000	—	—	1,000
Other interest and related charges	1,000	1,000	—	(1,000)	1,000
Loss and comprehensive loss*	352,000	972,000	1,258,000	1,851,000	4,433,000
Loss per share (basic and diluted)	0.02	0.03	0.03	0.04	0.13

*	Note: Loss and comprehensive loss for Q1 2013 has been corrected to include the one-time gain of $1,153,000 from the exchange of debentures on March 1, 2013. In the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2013, the amount of this gain was shown as nil.

The fluctuations in reported results for the last eight quarters resulted primarily from the following factors and related activity:

•	In August 2012, the Company was awarded a US$947,925 grant from the MJFF, providing financial support and scientific credibility;

•	In March 2013, the Company completed a $7.3 million short form prospectus offering, exchanged $4 million of debentures for equity, and completed a 10:1 share consolidation;

•	In January 2014 to March 2014, the Company successfully completed the CTH-103 and CTH-104 studies of APL-130277 in healthy volunteers;

•	In April 2014, the Company completed a $25 million short form prospectus offering;

•	In July 2014, the Company was awarded a second grant from the MJFF for US$500,000;

•	In November 2014, the Company successfully completed the CTH-105 Phase 2 Study in Parkinson’s patients; and

•	Fluctuations in CDN$-US$ exchange rate.

5.	LIQUIDITY AND CAPITAL RESOURCES

Since inception, cash requirements have been financed primarily through issuances of securities and secured debentures. Cynapsus anticipates future funding requirements to be met primarily through additional securities issuances, debentures, research and development tax credits, other potential sources of government funding, grants from foundations that support PD research, or a combination of the above.

The development of pharmaceutical products is a process that requires significant investment. Cynapsus expects to incur R&D expenses, including expenses related to personnel and clinical trials. The Company also expects that its general and administrative expenses will increase in the future as it expands its business development activity and adds infrastructure including directors’ and officers’ insurance, investor relations programs and professional fees.

The Company’s future capital requirements will depend on a number of factors, including the continued progress of its R&D for its APL-130277 drug candidate, the timing and outcome of clinical trials and regulatory approvals, payments received or made under licensing or other collaborative agreements, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, defending against patent infringement claims, the acquisition of licenses or technologies, the status of competitive products and the success of the Company in developing and maintaining markets for its product.

The cash and cash equivalents balance was $17,448,497 at December 31, 2014 compared to $2,289,046 at December 31, 2013. Accounts payable and accrued liabilities as at December 31, 2014 were $3,080,631 compared to $2,315,082 at December 31, 2013.

Subsequent to December 31, 2014, 6,406,871 warrants were exercised for gross proceeds of $4,041,905.

The Company believes that it has sufficient resources available to support its activities for up to the next 18 to 24 months. Based on the Company’s current operating plan, the Company would need to raise additional capital to fund completion of its Phase 3 clinical trials for APL-130277, the NDA application to the FDA, preparation for commercial launch, and activities related to European registration. There are a significant number of warrants and options outstanding, some of which are in-the-money and may provide future sources of capital.

Operating Activities

For the year ended December 31, 2014, operating activities used cash of $9,990,841 compared to $4,182,839 in the year ended December 31, 2013. The increase is primarily attributed to the resumption of expenditures that were constrained in the prior years due to lack of financial resources. Cash used in operating activities for the year ended December 31, 2014 reflects the net loss of $10,818,587 for the year ended December 31, 2014, adjusted for non-cash items including share-based payments, amortization of intangible assets, depreciation of property, plant and equipment, changes in non-cash working capital (including prepaid expenses and other current assets, accounts payable and accrued liabilities, and deferred grant proceeds) and unrealized gain on foreign exchange.

Investing Activities

For the year ended December 31, 2014, $260,224 of furniture and computer equipment was purchased, compared to $11,442 in the year ended December 31, 2013.

Financing Activities

For the year ended December 31, 2014, net financing activities generated cash of $24,718,938, compared to $6,432,926 for the year ended December 31, 2013. During 2014, the Company raised $25,000,000 through a short form prospectus offering of units, less transaction costs of $2,159,764, compared to $7,317,536 raised, less transaction costs of $667,186, in the year ended December 31, 2013. In addition, during the year ended December 31, 2014, the Company generated $1,758,584 in proceeds from the exercise of share purchase warrants, and $120,118 in proceeds from the exercise of stock options, while in the year ended December 31, 2013, the Company used $217,424 as a partial repayment of debentures.

Effect of Exchange Rate Changes

For the year ended December 31, 2014, the effect of exchange rate changes on cash and cash equivalents was $691,578 as result of the Canadian dollar weakening relative to the U.S. dollar. As at December 31, 2014, the Company had cash of $12,370,423 and accounts payable and accrued liabilities of $1,539,496 denominated in U.S. dollars (December 31, 2013 - $253,050 and $529,550, respectively).

Commitments and Contingent Liabilities

As at December 31, 2014, the Company had R&D and other service contract commitments, as well as minimum future payments under operating leases for the periods presented as follows:

	Less than 1 year ($)	1 - 2 Years ($)	Total ($)
Purchase Obligations	1,615,000	224,000	1,839,000
Operating Leases	110,000	45,000	155,000
Total Contractual Obligations	1,725,000	269,000	1,994,000

Subsequent to December 31, 2014, the Company entered into additional research and other service contracts, resulting in additional purchase obligations of $1,435,000 due within two years. As a result, the total current purchase obligations are $3,274,000.

Of the total purchase obligations, one contract contains a change of control clause in which, subject to certain conditions, the Company agrees to pay the vendor an amount equal to fees based on the minimum billable hours for the remainder of the agreement term. As a triggering event has not taken place, these contingent payments have not been recognized in these financial statements. The Company does not have a practicable estimate for the amount of this contingent liability due to the nature of the triggering event. As at December 31, 2014, the maximum amount of any contingent liability, based on a remaining term of 16 months, was $650,000, which was included in the amount of unrecognized purchase obligations.

The Company is a party to certain management contracts for its executive officers. Minimum management contract termination commitments remaining under the agreements, for termination without cause, are approximately $1,189,000 and are all payable within one year.

On December 22, 2011, the Company completed the acquisition of 100% of the outstanding common shares of Adagio Pharmaceuticals Ltd. (“Adagio”) and certain indebtedness of Adagio (the “Adagio Transaction”) pursuant to a share purchase agreement (the “Adagio Share Purchase Agreement”). The

Adagio Transaction was structured as a share exchange with Adagio shareholders receiving newly issued Common Shares of the Company in exchange for all of the issued and outstanding shares of Adagio. On January 28, 2015, the Company and the former Adagio shareholders, who are substantially represented by key management and therefore are related parties, signed an amendment to the Adagio Share Purchase Agreement to better reflect the contemplated agreement between the parties. Adagio shareholders are entitled to the following remaining payments pursuant to the Adagio Transaction:

a)	a payment of $1,500,000 conditional upon the successful completion of Phase 2 CTH-105 study in Parkinson’s patients, and written confirmation from the FDA, that one Phase 3 efficacy study, one Phase 3 safety study, a bridging study and an ease-of-use study will be sufficient to allow the Company to pursue approval for a new drug application pursuant to Subsection 505(b)(2) of the FFDCA to be satisfied by the issuance of Common Shares at a deemed value equal to the 30-day volume weighted average trading price (“VWAP”) immediately prior to the first public announcement of the receipt of written minutes from the FDA confirming the above; and

b)	a payment of $2,500,000 conditional upon the successful completion of the APL-130277 final safety study, to be satisfied by the issuance of Common Shares at a deemed value equal to the 30 day VWAP immediately prior to the first public announcement of the results of such study. This study had not been started as of December 31, 2014.

With respect to the payments described in (a) and (b) above, the VWAP of the Common Shares may not be less than the “discounted market price” as defined in the policies of the TSX.

On July 3, 2014, as a condition of the MJFF grant agreement, the Company has made a commitment to support further Parkinson’s research by making up to US$1,000,000 in contributions to the MJFF conditional on future sales of APL-130277

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

6.	SHARE CAPITAL

Since the year ended December 31, 2014, the following changes have occurred to Common Shares, stock options and warrants:

As at March 16, 2015

	Number of shares #	Number of shares issuable on exercise of options #	Number of shares issuable on exercise of warrants #	Total #
As at December 31, 2014	80,334,449	5,450,649	60,034,989	145,820,087
Warrants exercised	6,406,871	—	(6,406,871)	—
Options exercised	126,333	(126,333)	—	—
Issued as contingent consideration	1,119,403	—	—	1,119,403
As at March 16, 2015	87,987,056	5,324,316	53,628,118	146,939,490

Exercised Warrants

Summary of warrants exercised since the year ended December 31, 2014 are as follows:

Number of Warrants #	Cash Proceeds $	Exercise Price $	Expiry Date
4,120,186	2,369,107	0.575	March 1, 2015
763,476	438,999	0.575	March 1, 2018
1,523,209	1,233,799	0.810	April 15, 2019
6,406,871	4,041,905

Exercise of Stock Options

On March 10, 2015, 55,000 stock options held by a former director with an exercise price of $1.00 were exercised.

On March 10, 2015, 17,333 stock options held by a former director with an exercise price of $0.65 were exercised.

On March 10, 2015, 54,000 stock options held by a former director with an exercise price of $0.36 were exercised.

Adagio Milestone Payment

On March 11, 2015, the Company announced the results of the End of Phase 2 meeting with the FDA, which triggered the milestone payment to former Adagio shareholders of 1,119,403 Common Shares. The fair value of such Common Shares, $1,500,000, will be recorded as an expense in 2015.

7.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

A summary of significant accounting policies is included in Note 6 of the Company’s 2014 audited financial statements. Critical accounting estimates require management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Actual outcomes could differ from these estimates. Changes in management’s accounting estimates can have a material impact on the financial results of the Company. The Company’s significant accounting judgments, estimates and assumptions are included in Note 5 of the Company’s 2014 audited financial statements and are described below.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Intangible assets

The Company estimates the useful lives of intangible assets from the date they are available for use in the manner intended by management and periodically reviews the useful lives to reflect management’s intent about developing and commercializing the assets. Management also estimates their recoverability to assess if there has been an impairment. The amounts and timing of recorded expenses for amortization and impairments of intangible assets for any period are affected by these estimates. The estimates are reviewed at least annually and are updated if expectations change as a result of technical or commercial obsolescence, generic threats and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s intangible assets in the future.

Share-based payments

Management determines costs for share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgments are used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

8.	FINANCIAL RISK MANAGEMENT

In the normal course of business, the Company is exposed to a number of financial risks that can affect its operating performance. These risks are: credit risk, liquidity risk and market risk. The Company’s overall risk management program and prudent business practices seek to minimize any potential adverse effects on the Company’s financial performance. There were no changes in the Company’s approach to risk management during the year ended December 31, 2014.

Credit risk

The Company’s cash balance is on deposit with a Canadian chartered bank. The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to these financial instruments is remote.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2014, the Company had cash of $17,448,497 and other current assets of $269,779 (December 31, 2013 - $2,289,046 and $118,329) to settle current liabilities of $3,080,631 (December 31, 2013 - $2,555,050). The Company’s accounts payable and accrued liabilities have contractual maturities of less than 30 days and are subject to normal trade terms; however, some accounts payable have been outstanding for more than one year. The Company believes movement in interest rates is reasonably possible over the next 12 months. Since cash has varying terms and rates, sensitivity to a plus or minus 1% change in rates could affect the Company’s net loss by approximately $45,000.

Market risk

(a)	Interest rate risk

The Company had a cash balance of $17,448,497 as at December 31, 2014. The Company’s current policy is to invest excess cash in a business savings account and investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company considers interest rate risk to be minimal as investments are short-term.

(b)	Foreign currency risk

The Company’s functional and presentation currency is the Canadian dollar and all amounts in the consolidated financial statements are expressed in Canadian dollars, unless otherwise noted. Most purchases are transacted in Canadian dollars. The Company funds certain research and development expenses in the United States and Europe on a cash call basis using the US dollar and the euro converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant and therefore does not hedge its foreign exchange risk. As at December 31, 2014, the Company had cash of $12,370,423 and accounts payable of $1,539,496 denominated in US dollars (December 31, 2013 - $253,050 and $474,868). A plus or minus 10% change in foreign exchange rates could affect the Company’s net loss by approximately $1,070,000.

(c)	Price risk

The Company is exposed to price risk with respect to API prices used in research and development activities. The Company monitors API prices in the United States, Europe and Asia to determine the appropriate course of action to be taken by the Company. Management believes that the price risk concentration with respect to API is minimal.

(d)	Fair value

IFRS require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the statement of financial position date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The Company has designated its cash equivalents as held-for-trading, measured at fair value. Cash is classified as loans and receivables, which is measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

The carrying amounts for cash and accounts payable and accrued liabilities on the consolidated statement of financial position approximate fair value because of the short term of these instruments.

The Company’s financial instruments that are carried at fair value consist of cash equivalents that do not have quoted market prices. They have been classified as Level 2 within the fair value hierarchy.

9.	GOVERNANCE AND MANAGEMENT SYSTEMS

Corporate Governance

The Company’s senior governing body is made up of a seven-member Board of Directors and two Board committees. The individuals who make up the Board and serve on Board committees provide high-level stewardship, supervise corporate management, and ensure the Company’s information-disclosure requirements are met.

The Company’s corporate directors are responsible for increasing and preserving shareholder value and fostering the Company’s long-term success, while considering the interests of a range of shareholders. This involves assessing risks and performance relating to both financial and non-financial measures.

Board Committees

The Company’s two standing Board committees consist of an Audit Committee and a Corporate Governance and Compensation Committee. These committees establish principles, evaluate compliance and monitor performance in these areas. Designated executives and senior operational leaders report to these committees quarterly.

The Corporate Governance and Compensation Committee is responsible for best-practices monitoring, annual board effectiveness evaluations, and director development, as well as for recruiting, interviewing and nominating potential Board candidates.

As of the end of 2014, of the seven directors of the Company, six including the Board chair and excepting only the President and Chief Executive Officer, were independent.

Risk and Management Systems

The Company recognizes the importance of good risk and management systems. The Company maintains a comprehensive inventory of major risks and management responses, including probability and severity assessments, which are reviewed by the Audit Committee every year.

Code of Conduct

The Company has a Code of Business Conduct and Ethics that applies to directors, executives and employees, and is reviewed and committed to by salaried employees each year. Breaches of this code can be reported through an anonymous phone line or other methods, but no reports were received in 2014.

The Company’s governance practices meet or exceed the effective governance guidelines of the Company’s listing stock exchange. For more information on the Company’s corporate governance, visit http://www.cynapsus.ca

10.	KEY OBJECTIVES FOR 2015

The following table outlines the Company’s strategic focus and action plan in 2015 and 2016 to achieve its strategic objectives.

Key Objectives	Description	Expected Timing
Complete CTH-200 Bridging Study

•    A single-dose, crossover comparative bioavailability and PK study in healthy volunteers.

•    This study is designed to allow Cynapsus to use the safety and efficacy data for the RLD (Apokyn®) in its NDA submission to the FDA.

This study is planned to start in the second quarter of 2015.

Complete CTH-300 Efficacy Study

•    A double-blind, placebo-controlled, parallel-design study with an estimated 126 PD patients who have at least one OFF episode every 24 hours, with total OFF time of at least two hours per day.

•    The objective is to evaluate the efficacy and safety of APL-130277 versus placebo in patients with PD over a 12 week period.

•    The primary end point will be the mean change in the UPDRS III score at 30 minutes after dosing.

This study is planned to start in the second quarter of 2015.

Commence CTH-301 Safety Study

•    A long-term open-label, single arm safety study in PD patients who have at least one OFF episode every 24 hours, with total OFF time of at least two hours per day.

•    The objective is to evaluate the safety and tolerability of APL-130277 in patients with PD over a six-month period.

•    An estimated 226 patients will be enrolled, including up to 126 who had been enrolled in the CTH-300 efficacy study and rolled over to this study, plus an additional 100 new patients.

This study is planned to start in the third quarter of 2015.

Ongoing CMC Work

•    In parallel to the CTH-300 and CTH-301 studies, Cynapsus will be performing the necessary scale-up, process validation and stability as part of the CMC requirements for the filing of the NDA. All development will be performed according to current cGMP methodology.

This work is ongoing throughout 2015 and 2016.

Preparation of 505(b)(2) NDA	• Upon completion of the efficacy and safety studies, as well as the CMC section, Cynapsus intends to prepare and submit a 505(b)(2) NDA to the FDA in 2016.	This work is ongoing throughout 2015 and 2016.

Activities Related to Potential Commercial Launch

•    In anticipation of a possible new drug approval in 2017 in the U.S. for APL-130277, Cynapsus will conduct additional commercialization studies, including neurologist, patient, payor, pricing and/or reimbursement studies, as well as product brand name selection and filings, and plans for launch.

This work is ongoing throughout 2015 and 2016.

Activities Related to European Registration	• Cynapsus intends to establish guidance from the European Union for path to approval in the European Union, required clinical studies and reimbursement conditions.	This work is ongoing throughout 2015 and 2016.

11.	RISKS FACTORS

While the Company remains optimistic about its long-term outlook, the Company is subject to a number of risks and uncertainties in carrying out its activities. In order to address the Company’s business risks and effectively manage them, the Company has developed a process for managing risk with the Company’s strategic plan. The Company provides regular updates to the Audit Committee to identify, measure, and prioritize the critical risks facing the company and manage these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A complete list and description of the Company’s risk factors is disclosed in its most recently filed Annual Information Form, as well as other information which is available at www.cynapsus.ca and at the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Risks related to the Company’s financial position and need for additional capital

The Company has incurred net losses since its inception and anticipates that it will continue to incur substantial operating losses for the foreseeable future. The Company may never achieve or sustain profitability.

The Company has incurred net losses during each fiscal period since its inception. The Company’s net loss was $10,818,587 for the year ended December 31, 2014 and $4,433,287 for the year ended December 31, 2013. As of December 31, 2014, the Company had a deficit accumulated during the development stage of $32,510,652. The Company does not know when or whether it will become profitable. To date, the Company has not commercialized any products or generated any revenues from the sale of products, and it does not expect to generate any product revenues in the foreseeable future. The Company’s losses have resulted principally from costs incurred in its discovery and development activities. The Company’s net losses may fluctuate significantly from quarter to quarter and year to year.

The Company has devoted most of its financial resources to research and development, including its clinical and preclinical development activities. To date, the Company has financed its operations primarily through the sale of equity securities and debt and, to a lesser extent, through grants from charitable foundations. The amount of the Company’s future net losses will depend, in part, on the rate of its future expenditures and its ability to obtain funding through equity or debt financings, strategic collaborations (such as licensing agreements or sale of a share of its revenue stream) or additional grants. The Company has not completed pivotal clinical trials for its drug candidate and it will be a few years, if ever, before the Company’s drug candidate is ready for commercialization. Even if the Company obtains regulatory approval to market its drug candidate, the Company’s future revenues (if any) will depend upon the size of any markets in which its drug candidate has received approval, and the Company’s ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for the Company’s drug candidate in those markets.

The Company expects to continue to incur significant expenses and increasing net losses for at least the next several years. The Company expects its expenses will increase substantially in connection with its ongoing activities, as it:

•	conducts its remaining Phase 3 clinical trials for APL-130277;

•	prepares and submits its Section 505(b)(2) NDA to the FDA;

•	seeks regulatory approval for APL-130277 in the United States and elsewhere;

•	locates and negotiates a commercialization transaction with a pharmaceutical partner;

•	adds personnel to support its product development and commercialization efforts; and

If the Company is required by the FDA, or any equivalent foreign regulatory authority to perform clinical trials or studies in addition to those the Company currently expects to conduct, or if there are any delays in completing the clinical trials of APL-130277, the Company’s expenses could increase.

To become and remain profitable, the Company must succeed in developing its drug candidate, obtaining regulatory approval for it, and manufacturing, marketing and selling its product when and if it obtains regulatory approval. The Company may not succeed in these activities, and it may never generate revenue from its product sales that is significant enough to achieve profitability. Even if the Company achieves profitability in the future, it may not be able to sustain profitability in subsequent periods. The Company’s failure to become or remain profitable would depress its market value and could impair its ability to raise capital, expand its business, discover or develop other drug candidates or continue its operations. A decline in the value of the Company could cause you to lose all or part of your investment.

The Company will require substantial additional financing to achieve its goals, and a failure to obtain this necessary capital when needed could force the Company to delay, limit, reduce or terminate its product development or commercialization efforts.

The Company’s cash and cash equivalents were $17,448,497 as of December 31, 2014, and based on the Company’s current operating plan, it believes that its existing cash and cash equivalents will be sufficient to fund activities into the second half of 2016. The Company believes that it will continue to expend substantial resources for the foreseeable future developing APL-130277, and, as a result, may need to raise additional capital. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, potentially obtaining regulatory approvals and manufacturing products, as well as marketing and selling products approved for sale, if any, and potentially acquiring new technologies. In addition, other unanticipated costs may arise. Because the outcome of the Company’s planned and anticipated clinical trials is highly uncertain, it cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of its drug candidate. The Company’s costs will increase if it suffers any delays in its Phase 3 clinical trials for APL-130277, including, without limitation, delays in enrollment of patients.

The Company’s future capital requirements depend on many factors, including:

•	the scope, progress, results and costs of researching and developing APL-130277 and conducting preclinical studies and clinical trials in the United States and elsewhere;

•	the timing of, and the costs involved in, obtaining regulatory approvals in the United States and elsewhere for APL-130277 if clinical trials are successful;

•	the cost of commercialization activities for APL-130277, if the Company’s drug candidate is approved for sale, including marketing, sales and distribution costs;

•	the cost of manufacturing APL-130277 for clinical trials in preparation for regulatory approval and in preparation for commercialization;

•	the Company’s ability to establish and maintain licensing or other arrangements with third parties and the financial terms of such agreements;

•	the Company’s ability to negotiate a commercialization transaction with a pharmaceutical partner;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and

•	the timing, receipt, and amount of sales of, or royalties on, the Company’s future product, if any.

The Company’s operating plan may change as a result of many factors currently unknown to the Company. As a result of these factors, the Company may need additional funds sooner than planned. In addition, the Company may seek additional capital due to favorable market conditions or strategic considerations even if it believes it has sufficient funds for its current or future operating plans. Additional funds may not be available when the Company needs them on terms that are acceptable to it, or at all. If adequate funds are not available to the Company on a timely basis, it may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for its drug candidate or other activities that may be necessary to commercialize its drug candidate.

Risks related to regulatory review and approval of the Company’s drug candidate

Clinical failure may occur at any stage of clinical development, and the Company may never succeed in developing marketable products or generating product revenue.

Although the active ingredient in APL-130277, apomorphine, has been used safely as apomorphine hydrochloride in injectable form for treatment for PD for a number of years, it has not previously been approved or demonstrated to be safe over an extended period of time in sublingual form. The Company’s early encouraging clinical results for APL-130277 are not necessarily predictive of the results of its ongoing or future clinical trials, including its anticipated Phase 3 clinical trials. Promising results in preclinical studies and early clinical trials of a drug candidate may not be predictive of similar results in humans during later clinical trials. Any further clinical trials that the Company may conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market its drug candidate. If the results of the Company’s ongoing or future clinical trials are inconclusive with respect to the efficacy of its drug candidate or if the Company does not meet the clinical endpoints with statistical significance or if there are safety concerns associated with its drug candidate, the Company may be prevented or delayed in obtaining marketing approval for its drug candidate. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same drug candidate due to numerous factors, including, without limitation, changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants.

Alternatively, even if the Company obtains regulatory approval, that approval may be for indications or patient populations that are not as broad as intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. The Company may also be required to perform additional or unanticipated clinical trials to obtain approval or be subject to additional post-marketing testing requirements to maintain regulatory approval. In addition, regulatory authorities may withdraw their approval of a product or impose restrictions on its distribution, such as in the form of a modified Risk Evaluation and Mitigation Strategy. The failure to obtain timely regulatory approval of the Company’s drug candidate, any product marketing limitations or a product withdrawal would negatively impact its business, results of operations and financial condition.

Delays in the commencement, enrollment or completion of clinical trials of the Company’s drug candidate could result in increased costs to the Company as well as a delay or failure in obtaining regulatory approval, or prevent the Company from commercializing its drug candidate on a timely basis, or at all.

The Company cannot guarantee that clinical trials, including those associated with its anticipated Phase 3 clinical trials for APL-130277, will be conducted as planned or completed on schedule, if at all. A failure or delay of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely commencement, enrollment or completion of clinical development include, without limitation:

•	delays by the Company in reaching a consensus with regulatory agencies on trial design;

•	delays in reaching agreement on acceptable terms with prospective clinical research organizations, or Contract Research Organizations (“CROs”), and clinical trial sites;

•	delays in obtaining required Institutional Review Board approval at each clinical trial site;

•	delays in recruiting suitable patients to participate in clinical trials;

•	delays due to higher than expected rate of patient discontinuation;

•	imposition of a clinical hold by regulatory agencies for any reason, including safety concerns or after an inspection of clinical operations or trial sites;

•	failure by CROs, other third parties or the Company to adhere to clinical trial requirements;

•	failure to perform in accordance with the FDA’s good clinical practices (“GCP”), or applicable regulatory guidelines in other countries;

•	delays in the testing, validation, manufacturing and delivery of the Company’s drug candidate to the clinical sites;

•	delays caused by patients not completing participation in a trial or not returning for post-treatment follow-up;

•	delays in clinical trial site start-up;

•	occurrence of serious AEs in clinical trials that are associated with the Company’s drug candidate that are viewed to outweigh its potential benefits; or

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

Delays, including delays caused by the above or other factors, can be costly and could negatively affect the Company’s ability to complete a clinical trial as well as the price of its Common Shares. If the Company is not able to successfully complete clinical trials, the Company will not be able to obtain regulatory approval and will not be able to commercialize the Company’s drug candidate.

Clinical development, regulatory review and approval of the FDA and comparable foreign authorities are lengthy, time consuming, and inherently unpredictable. If the Company is ultimately unable to obtain regulatory approval for its drug candidate, its business will be substantially harmed.

The Company’s drug candidate will be subject to extensive governmental regulations relating to, among other things, development, clinical trials, manufacturing and commercialization. In order to obtain regulatory approval for the commercial sale of the Company’s drug candidate, the Company must demonstrate through extensive preclinical studies and clinical trials that its drug candidate is safe and effective for use in the target indication.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable, typically takes many years following the commencement of clinical trials, and depends upon numerous factors. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of the Company’s drug candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. The Company has not obtained regulatory approval for its drug candidate in any jurisdiction, and it is possible that its drug candidate will never obtain regulatory approval in any jurisdiction. In addition, the Company may gain regulatory approval for APL-130277 in some but not all of the territories available or some but not all of the target indications, resulting in limited commercial opportunity for its product, if approved.

Applications for the Company’s drug candidate could be delayed or could fail to receive regulatory approval for many reasons, including but not limited to the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of the Company’s clinical trials;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which the Company seeks approval;

•	the FDA or comparable foreign regulatory authorities may disagree with the Company’s interpretation of data from nonclinical studies or clinical trials;

•	the data collected from clinical trials of the Company’s drug candidate may not be sufficient to support the submission of a NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

•	the FDA may determine that the Company cannot rely on Section 505(b)(2) for its drug candidate, in which case the Company may be required to conduct additional clinical trials, provide additional data and information and meet additional standards for product approval, resulting in increased time and financial resources required to obtain FDA approval for the Company’s drug candidate;

•	the FDA may not grant the Company’s drug candidate three years marketing exclusivity under the United States Drug Price Competition and Patent Term Restoration Act of 1984;

•	the FDA may determine that the Company has identified the wrong RLD or RLDs or that approval of a Section 505(b)(2) application for the Company’s drug candidate is blocked by patent or non-patent exclusivity of the RLD or RLDs;

•	the FDA may require the Company to conduct additional clinical trials depending on the safety data from the Company’s planned future clinical trials, including its anticipated Phase 3 clinical trials for APL-130277;

•	the Company may be unable to demonstrate to the FDA or comparable foreign regulatory authorities that its drug candidate’s risk-benefit ratio for its proposed indication is acceptable;

•	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which the Company contracts for clinical and commercial supplies;

•	the Company or any third-party service providers may be unable to demonstrate compliance with cGMP to the satisfaction of the FDA or comparable foreign regulatory authorities which could result in delays in regulatory approval or require us to withdraw or recall products and interrupt commercial supply of the Company’s products; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering the Company’s clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in the Company’s failing to obtain regulatory approval to market its drug candidate, which would significantly harm the Company’s business, results of operations, and prospects.

The Company currently has only one drug candidate, APL-130277, in clinical trials and is substantially dependent on this single drug candidate. A failure of this drug candidate in clinical development would significantly adversely affect the Company’s business.

APL-130277 is the Company’s only drug candidate. If the Company was required to discontinue development of APL-130277 or if APL-130277 does not receive regulatory approval or fails to achieve sufficient market acceptance, the Company would be delayed by many years in its ability to achieve profitability, if ever. In such event, the Company’s business will be significantly adversely affected.

Risks related to development and manufacturing of the Company’s drug candidate and its reliance on third parties

The Company is subject to a number of risks relating to its third-party service providers, any of which could substantially increase its costs and limit supply of its products.

If the Company’s offices or any facility of its third-party service providers, such as CROs, contract manufacturing organizations and API suppliers that the Company utilizes to develop and manufacture its drug candidate, were to suffer an accident or a force majeure event such as major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of its backup generators or other similar event, the Company could be materially adversely affected and any of its clinical trials could be materially delayed. Such an extended shut down may force the Company to procure a new research and development facility or another manufacturer or supplier, which could be time-consuming and costly. During this period, the Company may be unable to receive its drug candidates.

The process of manufacturing the active drug in the Company’s drug candidate, its sublingual thin filmstrip formulation of apomorphine, is complex, highly regulated and subject to the risk of product loss due to contamination, equipment failure or improper installation or operation of equipment, or vendor or operator error. Even minor deviations from normal manufacturing processes or quality requirements for the Company’s drug candidates could result in reduced production yields, product defects and other supply disruptions. If microbial, viral, or other contaminations are discovered in the Company’s drug candidate or in the manufacturing facilities in which the Company’s drug candidate is or will be made, such manufacturing facilities may need to be closed to investigate and remedy the contamination. Any adverse developments affecting manufacturing operations for the Company’s drug candidate may result in shipment delays, inventory shortages, lot failures, withdrawals or recalls, or other interruptions in the supply of its drug candidate. The Company may also have to take inventory write-offs and incur other charges and expenses for its drug candidate that fails to meet specifications, undertake costly remediation efforts, or seek more costly manufacturing alternatives.

The Company relies on third parties to conduct preclinical studies and clinical trials for APL-130277, and if they do not properly and successfully perform their obligations to the Company, the Company may not be able to obtain regulatory approvals for APL-130277.

The Company has designed the clinical trials for APL-130277. However, the Company relies on CROs and other third parties to assist in managing, monitoring and otherwise carrying out many of these trials. The Company competes with many other companies for the resources of these third parties. The third parties on whom the Company relies generally may terminate their engagements at any time, and having to enter into alternative arrangements would delay development and commercialization of its drug candidate.

The FDA and comparable foreign regulatory authorities require compliance with regulations and standards, including GCP, for designing, conducting, monitoring, recording, analyzing, and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Although the Company relies on third parties to conduct many of its clinical trials, they are not the Company’s employees, and the Company is responsible for ensuring that each of these clinical trials is conducted in accordance with its general investigational plan, protocol and other requirements. The Company’s reliance on these third parties for research and development activities will reduce its control over these activities but will not relieve the Company of its responsibilities.

If these third parties do not successfully carry out their duties under their agreements, if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to clinical trial protocols or to regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, the clinical trials of the Company’s drug candidate may not meet regulatory requirements. If clinical trials do not meet regulatory requirements or if these third parties need to be replaced, preclinical development activities or clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, the Company may not be able to obtain regulatory approval of its drug candidate on a timely basis or at all.

The Company may not be successful in establishing and maintaining strategic partnerships, which could adversely affect its ability to develop and commercialize products, negatively impacting its operating results.

The Company continues to evaluate and, as deemed appropriate, the Company expects to enter into partnerships in the future when strategically attractive, with one or more pharmaceutical companies for the development and commercialization of APL-130277 in the United States, Europe, Japan and other countries outside of the United States. The Company faces significant competition in seeking appropriate partners for its drug candidate, and the negotiation process is time-consuming and complex. In order for the Company to successfully partner its drug candidate, potential partners must view this drug candidate as economically valuable in markets they determine to be attractive in light of the terms that the Company is seeking and other available products for development and commercialization or licensing by other companies. Even if the Company is successful in its efforts to establish strategic partnerships, the terms that the Company agrees upon may not be favorable to the Company, and the Company may not be able to maintain such strategic partnerships if, for example, development or approval of the Company’s drug candidate is delayed or sales of its approved product are disappointing. Any delay in entering into strategic partnership agreements related to the Company’s drug candidate could delay the development and commercialization of its drug candidate and reduce its competitiveness even if it reaches the market.

If the Company fails to establish and maintain strategic partnerships related to its drug candidate, the Company will bear all of the risk and costs related to the development and commercialization of its drug candidate, and the Company may need to seek additional financing, hire additional employees and otherwise develop expertise, such as regulatory expertise, for which the Company has not budgeted. This could negatively affect the development of the Company’s unpartnered drug candidate.

Risks related to commercialization of the Company’s drug candidate

The Company’s future commercial success depends upon attaining significant market acceptance of its drug candidate, if approved, among physicians, patients and health care payors.

Even if the Company obtains regulatory approval for APL-130277, its drug candidate may not gain market acceptance among physicians, health care payors (both private insurers and government programs, such as Medicare and Medicaid), patients and the medical community. Market acceptance of the Company’s approved product depends on a number of factors, including, without limitation:

•	the efficacy and safety of the product, as demonstrated in clinical trials;

•	the indications for which the product is approved and the label approved by regulatory authorities for use with the product, including any warnings that may be required on the label;

•	acceptance by physicians and patients of the product as a safe and effective treatment;

•	the cost, safety and efficacy of treatment in relation to alternative treatments;

•	the availability of adequate reimbursement and pricing by third-party payors and government authorities;

•	relative convenience and ease of administration;

•	the prevalence and severity of adverse side effects; and

•	the effectiveness of the Company’s sales and marketing efforts.

Market acceptance is critical to the Company’s ability to generate significant revenue and become profitable. The Company’s drug candidate, if approved and commercialized, may be accepted in only limited capacities or not at all. If the Company’s approved product is not accepted by the market to the extent that the Company expects, the Company may not be able to generate significant revenue and its business would suffer.

The market for the Company’s drug candidate may not be as large as the Company expects.

The Company’s estimates of the potential market opportunity for APL-130277 include several key assumptions based on its industry knowledge, industry publications, third-party research reports and other surveys, and primary market research with health care providers, payors and patients. These assumptions include the prevalence and growth of PD, the percentage of patients receiving apomorphine as part of their treatment regimen and the percentage of these patients experiencing OFF episodes. While the Company believes that its internal assumptions are reasonable, if any of these assumptions proves to be inaccurate, then the actual market for APL-130277 could be smaller than the Company’s estimates of its potential market opportunity. If the actual market for APL-130277 is smaller than the Company expects, its product revenue may be limited and it may be more difficult for the Company to achieve or maintain profitability.

In addition, final product labeling specifically lists the approved therapeutic indications, the types of patients that should be treated with the product, how frequently and for how long these patients should be treated and how treatment should be initiated. While physicians are free to use the product as they choose, any pharmaceutical company partner and the Company are prohibited from marketing or promoting the product outside these approved indications and uses. Should final approved labeling differ materially from the Company’s proposed labeling, the actual market for APL-130277 could be smaller than the Company’s estimates of its potential market opportunity.

Reimbursement may be limited or unavailable in certain market segments for the Company’s drug candidate, which could make it difficult for the Company to sell its product profitably.

In both domestic and foreign markets, sales of the Company’s drug candidate, if approved, will depend, in part, on the extent to which the costs of its product will be covered by third-party payors, such as government health programs, commercial insurance and managed health care organizations. These third party payors decide which drugs will be covered and establish reimbursement levels for those drugs. The containment of health care costs has become a priority of governments in the United States, Europe and elsewhere as well as private third party payors. The prices of drugs have been a focus in this effort. Governments and private third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect the Company’s ability to sell its drug candidate profitably. Cost-control initiatives could cause the Company to decrease the price the Company might establish for its product, which could result in lower than anticipated product revenues.

In the United States, the Company will need to obtain approvals for payment for its drug candidate from private insurers, including managed care organizations, and from the governmental health care programs including Medicare and Medicaid. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of the Company’s product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Adverse pricing limitations may hinder the Company’s ability to recoup its investment in APL-130277, even if such drug candidate obtains marketing approval.

Obtaining coverage and reimbursement approval for the Company’s product from a government or other third-party payor is a time consuming and costly process that could require the Company to provide supporting scientific, clinical and cost-effectiveness data for the use of its product to the payor. Further, there is significant uncertainty related to third-party payor coverage and reimbursement of newly approved drugs, including those with novel formulations such as APL-130277. The Company may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. The Company cannot be sure that coverage or adequate reimbursement will be available for its drug candidate. Also, the Company cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, its product. If reimbursement is not available or is available only to limited levels, the Company may not be able to commercialize its product. In addition, in the United States, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drugs. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly approved drugs, which in turn will put pressure on the pricing of drugs.

The Company faces substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully than, the Company does.

The development and commercialization of new drug products is highly competitive. The Company’s future success depends on its ability to demonstrate and maintain a competitive advantage with respect to the design, development and commercialization of its drug candidate. The Company’s product, whether the Company commercializes it on its own or with strategic partners, may compete with existing, market-leading products.

The availability of the Company’s competitors’ products could limit the demand, and the price the Company is able to charge, for its drug candidate that the Company may develop and commercialize.

Risks related to the Company’s intellectual property

If the Company is unable to obtain or protect intellectual property rights related to its drug candidate, the Company may not be able to compete effectively.

The Company’s success depends in large part on its ability to obtain and maintain protection with respect to its intellectual property and proprietary technology. The Company relies upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to APL-130277. The patent position of pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations. The standards applied by the United States Patent and Trademark Office (“USPTO”), and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in patents. The patent applications that the Company owns or licenses may fail to result in issued patents, and if they do, such patents may not cover the Company’s drug candidate in the United States, the European Union, Canada or in other countries. The patent prosecution process is expensive and time-consuming, and the Company may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that the Company may fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. There is no assurance that all potentially relevant prior art relating to the Company’s patents and patent applications have been found. The Company may be unaware of prior art that could be used to invalidate an issued patent or prevent its pending patent applications from issuing as patents. The issuance of a patent is not conclusive as to its inventorship, scope, ownership, priority, validity or enforceability. Therefore, even if patents do successfully issue and even if such patents cover its drug candidate, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated. Furthermore, even if they are unchallenged, the Company’s patents and patent applications may not adequately protect its intellectual property, provide exclusivity for the Company’s drug candidate, prevent others from designing around the Company’s claims or otherwise provide it with a competitive advantage.

Additionally, the Company’s confidentiality agreements and other contractual protections may not be adequate to protect the Company’s intellectual property from unauthorized disclosure, third-party infringement or misappropriation. The Company may not have adequate remedies in the case of a breach of any such agreements, and its trade secrets and other proprietary information could be disclosed to its competitors or others may independently develop substantially equivalent or superior proprietary information and techniques or otherwise gain access to its trade secrets or disclose such technologies. Additionally, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States and Canada, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for the Company to stop the infringement of its licensed and owned patents. Any of these outcomes could impair the Company’s ability to prevent competition from third parties, which may have an adverse impact on its business.

If patent applications the Company owns or has licensed with respect to its drug candidate fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity, it could dissuade companies from collaborating with the Company. The Company cannot offer any assurances about which, if any, patents will issue, the breadth of any such patents or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful challenge to these patents or any other patents owned by or licensed to the Company could deprive it of rights necessary for the successful commercialization of its drug candidate. Since patent applications in the United States, Canada and most other countries are confidential for a period of time after filing, and some remain so until issued, the Company cannot be certain that it was the first to file any patent application related to its drug candidate. Furthermore, if third parties have filed such patent applications, an interference proceeding in the United States can be initiated by the USPTO or a third-party to determine who was the first to invent any of the subject matter covered by the patent claims of the Company’s applications. In addition, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent and the protection it affords is limited. If the Company encounters delays in obtaining regulatory approvals, the period of time during which the Company could market its product under patent protection could be reduced. Even if patents covering the Company’s drug candidate are obtained, once the patent life has expired for a product, the Company may be open to competition from similar or generic products. The launch of a generic version of the Company’s product in particular would be likely to result in an immediate and substantial reduction in the demand for its product, which could have a material adverse effect on its business.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of the Company’s patent applications and the enforcement or defense of its issued patents. On September 16, 2011, the United States Leahy-Smith America Invents Act (the “Leahy-Smith Act”), was signed into law.

The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation and switch the U.S. patent system from a “first-to-invent” system to a “first-to-file” system. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first-to-file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of the Company’s business. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of the Company’s patent applications and the enforcement or defense of its issued patents, all of which could have a material adverse effect on the Company’s business and financial condition.

Obtaining and maintaining the Company’s patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and the Company’s patent protection could be reduced or eliminated for noncompliance with these requirements. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In this event, competitors might be able to enter the market earlier than would otherwise have been the case.

Any loss of patent protection could have a material adverse impact on the Company’s business. The Company may be unable to prevent competitors from entering the market with a product that is similar to or the same as its product.

Third party claims of intellectual property infringement or misappropriation may prevent or delay the Company’s development and commercialization efforts.

The Company’s commercial success depends in part on the Company not infringing the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and inter partes reexamination proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which the Company is developing its drug candidate. As the pharmaceutical industries expand and more patents are issued, the risk increases that the Company’s drug candidate may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that the Company, its customers, licensees or parties indemnified by the Company are employing their proprietary technology without authorization or have infringed upon, misappropriated or otherwise violated their intellectual property or other rights. For example, the Company may be subject to claims that it is infringing the patent, trademark or copyright rights of third parties, or that the Company’s employees have misappropriated or divulged their former employers’ trade secrets or confidential information. There may be third party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of the Company’s drug candidate, which the Company failed to identify. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until issued as patents. Except for the preceding exceptions, patent applications in the United States and elsewhere are generally published only after a waiting period of approximately 18 months after the earliest filing, and sometimes not at all. Therefore, patent applications covering the Company’s drug candidate could have been filed by others without its knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover the Company’s platform technologies, its drug candidate or the use or manufacture of its drug candidate.

If any third party patents were held by a court of competent jurisdiction to cover aspects of the Company’s drug candidate, including the materials, formulations, methods of manufacture, methods of analysis, and/or methods for treatment, the holders of any such patents would be able to block the Company’s ability to develop and commercialize its drug candidate until such patent expired or unless the Company obtains a license. Such licenses may not be available on acceptable terms, if at all. Even if the Company was able to obtain a license, the rights may be nonexclusive, which could result in its competitors gaining access to the same intellectual property. Ultimately, the Company could be prevented from commercializing its product, or be forced to cease some aspect of its business operations, if, as a result of actual or threatened patent infringement claims, the Company is unable to enter into licenses on acceptable terms.

Parties making claims against the Company may obtain injunctive or other equitable relief, which could effectively block the Company’s ability to further develop and commercialize its drug candidate. Defending against claims of patent infringement or misappropriation of trade secrets could be costly and time consuming, regardless of the outcome. Thus, even if the Company were to ultimately prevail, or to settle at an early stage, such litigation could burden it with substantial unanticipated costs. In addition, litigation or threatened litigation could result in significant demands on the time and attention of the Company’s management team, distracting them from the pursuit of other company business. In the event of a successful claim of infringement against the Company, in addition to potential injunctive relief, the Company may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign its infringing product or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

The Company may face a claim of misappropriation if a third party believes that the Company inappropriately obtained and used trade secrets of such third party. If the Company is found to have misappropriated a third party’s trade secrets, the Company may be prevented from further using such trade secrets, limiting its ability to develop its drug candidate, and the Company may be required to pay damages.

During the course of any patent or other intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of the Company’s product or intellectual property could be diminished. Accordingly, the market price of the Company’s common shares may decline.

Risks related to the Company’s business and industry

If the Company fails to attract and keep senior management and key scientific personnel, the Company may be unable to successfully develop its drug candidate, conduct its clinical trials and commercialize its drug candidate.

The Company is highly dependent on members of its senior management, including Anthony Giovinazzo, its President and Chief Executive Officer, Albert Agro, M.D., its Chief Medical Officer, Thierry Bilbault, its Chief Scientific Officer and Executive Vice President, CMC, and Andrew Williams, its Chief Operating Officer and Chief Financial Officer. The loss of the services of any of these persons could impede the achievement of the Company’s research, development and commercialization objectives. Also, each of these persons may terminate their employment with the Company at any time. The Company does not maintain “key person” insurance for any of its executives or other employees.

Recruiting and retaining qualified scientific and clinical personnel will also be critical to the Company’s success. The Company may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. The Company also experiences competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, the Company relies on consultants and advisors, including scientific and clinical advisors, to assist the Company in formulating its research and development and commercialization strategy. The Company’s consultants and advisors, including its scientific founders, may be employed by employers other than the Company and may have commitments under consulting or advisory contracts with other entities that may limit their availability to the Company.

Risks related to the Company’s Common Shares

The market price of the Company’s Common Shares may be highly volatile.

The market price of the Company’s Common Shares could be subject to wide fluctuations in response to many risk factors listed in this “Risk Factors” section, and others beyond the Company’s control, including, but not limited to:

•	results and timing of clinical trials of the Company’s drug candidate, APL-130277;

•	results of clinical trials of the Company’s competitors’ products;

•	failure to adequately protect the Company’s intellectual property or proprietary technology;

•	pending or threatened litigation involving the Company’s intellectual property or proprietary technology or the Company infringing upon a third party’s intellectual property or proprietary technology;

•	the Company’s inability to raise additional capital and the terms on which the Company raises it;

•	commencement or termination of any licensing or other partnering arrangement;

•	regulatory actions with respect to the Company’s product or its competitors’ products;

•	actual or anticipated fluctuations in the Company’s financial condition and operating results;

•	publication of research reports by securities analysts about the Company or the Company’s competitors or its industry;

•	the Company’s failure or the failure of its competitors to meet analysts’ projections or guidance that the Company or its competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by the Company or its competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting the Company or its industry;

•	fluctuations in the valuation of companies perceived by investors to be comparable to the Company;

•	sales of the Company’s Common Shares by the Company, its insiders or its other shareholders;

•	speculation in the press or investment community;

•	announcement or expectation of additional financing efforts;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters and other calamities;

•	changes in market conditions for biopharmaceutical stocks; and

•	changes in general market and economic conditions.

In addition, the stock market has recently experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. As the Company operates in a single industry, the Company is especially vulnerable to these factors to the extent that they affect its industry or its products, or to a lesser extent its markets. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert the Company’s management’s attention and resources, and could also require the Company to make substantial payments to satisfy judgments or to settle litigation.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about the Company’s business, its share price and trading volume could decline.

The trading market for the Company’s Common Shares will depend, in part, on the research and reports that securities or industry analysts publish about the Company or its business. If one or more of the analysts who cover the Company downgrade its stock or publish inaccurate or unfavorable research about the Company’s business, its stock price would likely decline. In addition, if the Company’s operating results fail to meet the forecast of analysts, its stock price would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on the Company regularly, demand for the Company’s Common Shares could decrease, which might cause its share price and trading volume to decline.

12.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. The evaluation was conducted under the supervision and with the participation of management, including the President and Chief Executive Officer, and Chief Operating Officer and Chief Financial Officer, as of December 31, 2014. Based on the evaluation, the Company’s President and Chief Executive Officer, and Chief Operating Officer and Chief Financial Officer, concluded that such disclosure controls and procedures – as defined in Canada under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective as at December 31, 2014.

It should be noted that while the Company’s disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving their objectives, the Company’s chief executive officer and chief financial officer do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There were no changes in our internal control over financial reporting during the period ended December 31, 2014 that materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

The Board’s Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board. The Board has read and approved this MD&A. Through discussions with management, the Board and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

13.	ADDITIONAL INFORMATION

Additional information about the Company, including its most recent Annual Information Form, is available on the Company’s website at www.cynapsus.ca, or on the Canadian Securities Administrators’ electronic filing website at www.sedar.com.

Contact Information

Anthony Giovinazzo

President and Chief Executive Officer

W: 416-703-2449 (Ext. 225)

ajg@cynapsus.ca

Andrew Williams

Chief Operating Officer and Chief Financial Officer

W: 416-703-2449 (Ext. 253)

awilliams@cynapsus.ca